UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2006
OR
☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITES EXCHANGE ACT OF 1934 For the transition period from to .

Commission File Number:  1-9065

ECOLOGY AND ENVIRONMENT, INC. 401(K) PLAN
(Full title of the plan)

ECOLOGY AND ENVIRONMENT, INC.
(Name of issuer of the securities held pursuant to the Plan)

368 Pleasant View Drive, Lancaster, New York 14086
(Address of principal executive office)

REQUIRED INFORMATION

Item 1.	Not applicable.

Item 2.	Not applicable

Item 3.	Not applicable

Item 4.	Financial Statements of the Plan

The Financial Statements of the Ecology and Environment, Inc. 401(k) Plan (the Plan) for the fiscal years ended December 31, 2006 and 2005, together with the report of Schneider Downs & Co., Inc., Independent Registered Public Accounting Firm, is included in this Annual Report on Form 11-K, and are by specific reference incorporated herein and filed as a part hereof.  The Financial Statements and the Notes thereto are presented in lieu of the financial statements required by Items 1, 2 and 3 of Form 11-K.  The Plan is subject to the requirements of the Employee Retirement Income Security Act of 1974 (ERISA).

Exhibits:
	Exhibit Number	Description of Exhibit

	23.1	Consent of Schneider Downs & Co., Inc., Independent Registered Public Accounting Firm

Ecology and Environment, Inc.
401(k) Plan
Index to Financial Statements and Supplemental Schedule
for the Years Ended December 31, 2006 and 2005

Page

Report of Independent Registered Public Accounting Firm	1

Financial Statements:

Statements of Net Assets Available for Benefits	2

Statements of Changes in Net Assets Available for Benefits	3

Notes to Financial Statements	4-8

Supplemental Schedule:

Schedule H, line 4i - Schedule of Assets (Held at End of Year)	9

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Participants and Administrator of
Ecology and Environment, Inc. 401(k) Plan
Lancaster, New York

We have audited the accompanying statements of net assets available for benefits of Ecology and Environment, Inc. 401(k) Plan (Plan) as of December 31, 2006 and 2005, and the related statements of changes in net assets available for benefits for the years then ended and the supplemental schedule of assets (held at end of year) as of December 31, 2006.  These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement.  The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting.  Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting.  Accordingly, we express no such opinion.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of Ecology and Environment 401(k) Plan as of December 31, 2006 and 2005, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole.  The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2006 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for reporting and disclosure under the Employee Retirement Income Security Act of 1974.  This supplemental schedule is the responsibility of the Plan’s management.  The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Pittsburgh, Pennsylvania
June 28, 2007

Ecology and Environment, Inc.
401(k) Plan
Statements of Net Assets Available for Benefits
December 31,

	2006	2005

Assets

Investments, at fair value (see Note 5)	$24,692,149	$20,642,655

Dividends receivable	8,118	8,871

Due from broker	-	14,929

Total assets	24,700,267	20,666,455

Liabilities

Excess contributions	-	32,258

Total liabilities	-	32,258

Net assets available for benefits	$24,700,267	$20,634,197

See accompanying notes to the financial statements.

Ecology and Environment, Inc.
401(k) Plan
Statements of Changes in Net Assets Available for Benefits
Years Ended December 31,

	2006	2005

Additions to net assets:
Additions:
Interest	$20,617	$17,558
Dividends	830,579	644,721
Net appreciation in fair value of investments (see Note 5)	2,067,458	384,715
	2,918,654	1,046,994

Contributions:
Participant	2,074,362	1,929,737
Rollovers	80,787	97,034
	2,155,149	2,026,771

Total additions	5,073,803	3,073,765

Deductions from net assets:
Benefits paid to participants	996,558	1,807,767
Administrative expenses	11,175	11,500
Total deductions	1,007,733	1,819,267

Net increase	4,066,070	1,254,498

Net assets available for benefits:
Beginning of year	20,634,197	19,379,699

End of year	$24,700,267	$20,634,197

See accompanying notes to the financial statements.

Ecology and Environment, Inc.
401(k) Plan
Notes to Financial Statements
December 31, 2006 and 2005

1.	Description of Plan

The following description of the Ecology and Environment, Inc. 401(k) Plan (the Plan) is provided for general information purposes only.  Participants should refer to the Plan agreement for a more comprehensive description of the Plan’s provisions.

General
The Plan was established January 1, 1994 as a defined-contribution plan to cover all eligible employees of Ecology and Environment, Inc. (the Company).  Beginning August 1, 2002, the hours-of-service requirement was eliminated, and employees age twenty-one (21) or older are immediately eligible to participate in the Plan during the month following their date of hire.  Contributions to the Plan were not permitted prior to July 1, 1994.  The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Contributions
Participants may elect to make voluntary contributions subject only to the limitations of the Internal Revenue Code (IRC).  The elective deferral percentage may be modified the first day of any month.  Upon enrollment in the Plan, a participant may direct his or her contributions in any combination of the 17 investment options and a brokerage account in at least 10 percent increments in each option selected.

The Company may make contributions in the form of matching contributions and/or an annual discretionary contribution fixed by appropriate action of the Company.  There were no Company contributions for the 2006 and 2005 plan years.

Participant accounts
Each participant’s account is credited with the participant’s contribution and allocations of the Company’s contribution (if any) and the Plan earnings, and charged with an allocation of administrative expenses.  Allocations are based on participant account balances, as defined in the Plan documents.  The benefit to which a participant is entitled is the participant’s vested account balance.

Vesting
Participants are immediately vested in their contributions plus actual earnings thereon.  Vesting in the Company’s matching and discretionary contribution portion of their accounts plus actual earnings thereon is based on years of continuous service.  A participant is 100% vested in the Company contributions after five years of credited service.  There is no partial vesting.

Ecology and Environment, Inc.
401(k) Plan
Notes to Financial Statements
December 31, 2006 and 2005

Participant loans
Participants may borrow from their account a minimum of $1,000 with a maximum equal to the lesser of $50,000 or 50% of their vested account balance.  Loan transfers are treated as a transfer to (from) the investment fund from (to) the Loan Fund.  Loan terms range from one to five years or a reasonable period of time determined when the loan is made for the purchase of a primary residence.  The loans are collateralized by the balance in the participant’s account and bear interest at a rate commensurate with local prevailing rates as determined by the Plan Administrator.  Principal and interest are paid ratably through biweekly payroll deductions.

Payment of benefits
On termination of service due to death, disability or retirement, a participant may elect to receive either a lump-sum amount equal to the value of the participant’s vested interest in his or her account, or monthly, quarterly, semiannual or annual installments over a period not to exceed the life of the participant or the life of a designated beneficiary.

Administration
The Plan is administered by the Company.  The Company has selected MFS to be the recordkeeper of the Plan and Reliance Trust Company as the trustee.

Administrative expenses are paid by the participants and the Company.  An asset-based fee is paid by the participants on an annual basis.  The amount is deducted from participant accounts, placed in a holding account, and then paid quarterly.  Any remaining administrative expenses in excess of the amounts that are set aside by the Plan are paid by the Company.

2.	Summary of Accounting Policies

Basis of Accounting
The financial statements of the Plan are prepared under the accrual method of accounting.

Investments and Related Transactions
The Plan’s investments are reflected at current market value as measured by quoted market prices in an active market or as determined in good faith by the Trustee.  Shares of mutual funds are valued at the net asset value of shares held by the Plan at year-end.  Net appreciation/(depreciation) in fair value of investments includes both realized gains and losses and unrealized appreciation/(depreciation).  Interest and dividend income is recognized as earned.  Investment transactions are accounted for on the trade date.  Participant loans are valued at their outstanding balances, which approximates fair value.

Ecology and Environment, Inc.
401(k) Plan
Notes to Financial Statements
December 31, 2006 and 2005

Payment of Benefits
Benefits are recorded when paid.

Use of Estimates
The preparation of the Plan’s financial statements in conformity with generally accepted accounting principles requires the Plan Administrator to make estimates and assumptions that affect the reported amounts of net assets and disclosures of contingent net assets at the date of the financial statements and the reported amounts of changes in net assets during the reporting period.  Actual results could differ from those estimates.

3.	Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue at any time and to terminate the Plan subject to the provisions of ERISA.  In the event of Plan termination, participants will become 100 percent vested in their accounts.

4.	Tax Status

The Plan Administrator has not applied to the Internal Revenue Service for a determination letter for the Plan.  The Plan is based upon a prototype plan designed by MFS Retirement Services, Inc. that received a favorable determination letter dated April 23, 2002.  The Plan has been amended since receiving the determination letter.  However, the Plan Administrator and Plan’s legal counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC. Therefore no provision for income taxes has been included in the Plan’s financial statements.

Ecology and Environment, Inc.
401(k) Plan
Notes to Financial Statements
December 31, 2006 and 2005

5.	Investments

The following presents investments that represent five percent or more of the Plan's net assets at December 31, 2006 and 2005:

	2006		2005

DWS Equity 500 Index Fund, 27,605 and 26,250 shares, respectively	$4,387,585		$3,671,114
MFS Value Fund, 154,391 and 147,069 shares, respectively	4,133,052		3,404,643
Thornburg Core Growth Fund, 214,886 and 0 shares, respectively	3,840,008		-	*
MFS Fixed Fund - Institutional, 2,478,711 and 2,295,849 shares, respectively	2,478,711		2,295,849
MFS Core Growth Fund, 97,414 and 95,047 shares, respectively	1,840,141		1,670,922
Fidelity Low Price Stock Fund, 38,150 and 33,241 shares, respectively	1,661,093		1,357,551
Templeton Foreign Fund, 111,946 and 88,095 shares, respectively	1,526,946		1,117,045
MFS Research Bond Fund, 122,989 and 117,396 shares, respectively	1,231,117	*	1,188,049
MFS Mid Cap Growth Fund, 0 and 355,056 shares, respectively	-	*	3,259,414

Subtotal	21,098,653		17,964,587

Participant loans, 5.00% - 10.50%	238,833	*	232,859	*

Ecology and Environment, Inc. Common Stock, 45,101 and 50,496 shares, respectively	491,601	*	450,424	*

Other investments (mutual funds, pooled separate accounts, brokerage accounts)	2,863,062	*	1,994,785	*

Total investments	$24,692,149		$20,642,655

*Less than 5%, presented for comparative purposes.

The Plan's investments for the years ended December 31, 2006 and 2005 (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value as follows:

	2006	2005

Mutual funds and pooled separate accounts	$1,994,844	$316,002

Ecology and Environment, Inc. Common Stock	72,614	68,713

	$2,067,458	$384,715

Ecology and Environment, Inc.
401(k) Plan
Notes to Financial Statements
December 31, 2006 and 2005

6.	Transactions with Parties-in-Interest

As of December 31, 2006 and 2005, the Plan held certain securities issued by the Company as follows:

	December 31, 2006		December 31, 2005
	Number of Shares	Fair Value	Number of Shares	Fair Value

Ecology and Environment, Inc. Common Stock	45,101	$491,601	50,496	$450,424

Dividends on Ecology and Environment, Inc. Common Stock amounted to $16,236 and $15,571 during the years ended December 31, 2006 and 2005, respectively.

Certain plan investments are shares of mutual funds and pooled separate accounts offered by MFS Retirement Services (MFS).  MFS is also recordkeeper of the Plan and custodian of all investments other than Company stock.  As of December 31, 2006 and 2005, the Plan held the following investments offered by MFS:

	December 31, 2006		December 31, 2005
	Number of Shares	Fair Value	Number of Shares	Fair Value

Value Fund	154,391	$4,133,052	147,069	$3,404,643
Fixed Fund - Institutional	2,478,711	2,478,711	2,295,849	2,295,849
Core Growth Fund	97,414	1,840,141	95,047	1,670,922
Research Bond Fund	122,989	1,231,117	117,396	1,188,049
Total Return Fund	43,193	698,861	41,150	632,476
Aggressive Growth Allocation Fund	33,061	515,416	21,783	307,354
Growth Allocation Fund	15,668	231,255	11,071	150,117
Moderate Allocation Fund	12,808	171,117	9,074	114,064
Money Market	101,655	101,655	68,442	68,442
Conservative Allocation Fund	4,574	54,938	3,827	44,082
Mid Cap Growth Fund	-	-	355,056	3,259,414
New Discovery Fund	-	-	10,458	179,459

During the years ended December 31, 2006 and 2005, the Plan's investments with MFS (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value by $959,070 and $134,901, respectively.

Ecology and Environment, Inc.
401(k) Plan
EIN:  16-0971022
PLAN NUMBER:  003
Schedule H - line 4i - Schedule of Assets (Held at End of Year)

(a)	Shares	(b) Identity of Issuer Borrower, Lessor or Similar Party	(c) Description of Investment including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	(d) Cost	(e) Current Value

	MFS Retirement Services, Inc.:

*	154,391	MFS	Value Fund	**	$ 4,133,052
*	2,478,711	MFS	Fixed Fund-Institutional	**	2,478,711
*	97,414	MFS	Core Growth Fund	**	1,840,141
*	122,989	MFS	Research Bond Fund	**	1,231,117
*	43,193	MFS	Total Return Fund	**	698,861
*	33,061	MFS	Aggressive Growth Allocation Fund	**	515,416
*	15,668	MFS	Growth Allocation Fund	**	231,255
*	12,808	MFS	Moderate Allocation Fund	**	171,117
*	101,655	MFS	Money Market	**	101,655
*	4,574	MFS	Conservative Allocation Fund	**	54,938
					11,456,263
	Other Investments:

	27,605	DWS	Equity 500 Index Fund	**	4,387,585
	214,886	Thornburg	Core Growth Fund	**	3,840,008
	38,150	Fidelity	Low Price Stock Fund	**	1,661,093
	111,946	Templeton	Foreign Fund	**	1,526,946
	518,657	-	Brokerage Access Account	**	518,657
*	45,101	Ecology and Environment, Inc.	Common Stock	**	491,601
	14,132	Columbia	Acorn Fund	**	410,117
*	-	Participant Loans	(5.00% - 10.50%)	-0-	238,833
	4,818	Domini	Social Equity Fund	**	161,046
					$ 24,692,149

*	Indicates parties-in-interest to the Plan
**	Cost not required to be presented for participant directed investments.

SIGNATURES

The Plan.  Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

	Name of Plan:	Ecology and Environment, Inc. 401(k) Plan

	By:	Ecology and Environment, Inc. 401(k) Plan Committee Plan Administrator

Date: June 29, 2007	By:	/s/ Ronald L. Frank
Ronald L. Frank Committee Member